UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 6 to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Rightside Group, Ltd.

(Name of Subject Company)

DTS Sub Inc.

(Offeror)

Donuts Inc.

(Parent of Offeror)

(Name of Filing Person)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

76658B100

(CUSIP Number of Class of Securities)

Alvaro Alvarez

SVP, General Counsel & Secretary

Donuts Inc.

10500 NE 8th Street, Suite 1450

Bellevue, Washington 98004

(424) 262-4238

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Jens M. Fischer

Kara Tatman

Perkins Coie LLP

1201 Third Avenue, Suite 4900

Seattle, Washington 98101-3099

(206) 359-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$219,219,756.90	$25,407.57

(1)	Estimated solely for purposes of calculating the amount of the filing fee. The transaction valuation was calculated by (i) multiplying the offer price of $10.60 by 21,309,166 Shares, which is the sum of (a) 19,287,957 outstanding shares of common stock, par value $0.0001 per share (“Shares”), of Rightside Group, Ltd. (“Rightside”), (b) 772,896 Shares underlying outstanding in-the-money stock options exercisable under Rightside’s equity plans (the “Options”), and (c) 1,248,313 Shares underlying outstanding restricted stock units, and (ii) subtracting the aggregate exercise price of the Options. This calculation does not include any Shares issuable upon exercise of the Company’s outstanding warrants, as the exercise price per share for the warrants is greater than $10.60 per share. The warrants are therefore not expected to be exercised. The foregoing share figures and aggregate exercise price have been provided by Rightside to the offeror and are as of June 23, 2017, the most recent practicable date.
(2)	The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2017, issued August 31, 2016, by multiplying the transaction value by 0.00011590.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $25,407.57	Filing Party: Donuts Inc.
Form or Registration No.: Schedule TO-T	Date Filed: June 27, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 6 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Donuts Inc., a Delaware corporation (“Parent”), and DTS Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Parent, on June 27, 2017, with the Securities and Exchange Commission (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer (the “Offer”) by Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Rightside Group, Ltd., a Delaware corporation (“Rightside” or the “Company”), at a price of $10.60 per Share (the “Offer Price”), net to the holder in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 27 , 2017 (as it may be amended or supplemented, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”).

Except as otherwise indicated in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 11 in the Schedule TO.

Items 1 through 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“The Offer and withdrawal rights expired as scheduled at 12:00 midnight, New York City time, on July 26, 2017 (one minute after 11:59 p.m., New York City time, on July 26, 2017) and were not extended. Purchaser and Parent were advised by the Depositary that, as of the expiration time of the Offer, a total of 17,740,054 Shares were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 92.0% of the issued and outstanding Shares.

The number of Shares validly tendered and not validly withdrawn pursuant to the Offer (excluding Shares delivered pursuant to notices of guaranteed delivery) satisfies the Minimum Condition. All conditions to the Offer having been satisfied, Purchaser accepted for payment and will promptly pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer (including all Shares delivered pursuant to notices of guaranteed delivery).

Following the consummation of the Offer, Parent and Purchaser intend to effect the merger in accordance with Section 251(h) of the DGCL, pursuant to which Purchaser will be merged with and into the Company, with the Company as the surviving corporation and a wholly owned subsidiary of Parent. At the effective time of the merger, each Share issued and outstanding immediately prior to such effective time (other than (i) treasury shares, (ii) Shares held by Parent, Purchaser or any wholly owned subsidiary of Parent, (iii) Shares held by the Company or any subsidiaries of the Company, and (iv) Shares owned by Company stockholders who have properly preserved their appraisal rights under Section 262 of the DGCL) will be converted into the right to receive an amount in cash equal to the Offer Price (or any greater per Share price paid in the Offer), without interest and subject to any applicable tax withholding.

On July 27, 2017, Parent and Rightside issued a joint press release announcing the expiration and results of the Offer. The full text of the press released is attached as Exhibit (a)(5)(F) to the Schedule TO and is incorporated herein by reference.”

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

Exhibit No.	Description

(a)(5)(F)	Joint press release issued by Parent and Rightside, dated July 27, 2017.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 27, 2017

DTS Sub Inc.

By:	/s/ ALVARO ALVAREZ
Name:	Alvaro Alvarez
Title:	Vice President and Secretary

Donuts Inc.

By:	/s/ ALVARO ALVAREZ
Name:	Alvaro Alvarez
Title:	SVP, General Counsel and Secretary

EXHIBIT LIST

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated June 27, 2017.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published in The New York Times on June 27, 2017.*

(a)(5)(A)	Joint press release issued by Parent and Rightside, dated June 14, 2017 (incorporated by reference to Exhibit 99.1 to the Tender Offer Statement on Schedule TO-C filed by Parent on June 14, 2017).*

(a)(5)(B)	Email to employees of Parent, dated June 14, 2017 (incorporated by reference to Exhibit 99.2 to the Tender Offer Statement on Schedule TO-C filed by Parent on June 14, 2017).*

(a)(5)(C)	Email to registrars of Parent, dated June 14, 2017 (incorporated by reference to Exhibit 99.3 to the Tender Offer Statement on Schedule TO-C filed by Parent on June 14, 2017).*

(a)(5)(D)	Joint press release issued by Parent and Rightside, dated July 7, 2017.*

(a)(5)(E)	Joint press release issued by Parent and Rightside, dated July 17, 2017.*

(a)(5)(F)	Joint press release issued by Parent and Rightside, dated July 27, 2017.

(b)	Debt Commitment Letter, dated June 13, 2017, by and among Silicon Valley Bank and Parent.*

(d)(1)	Agreement and Plan of Merger, dated as of June 13, 2017, among Parent, Purchaser and Rightside (incorporated by reference to Exhibit 2.1 of Rightside’s Current Report on Form 8-K filed on June 14, 2017).*

(d)(2)	Confidentiality Agreement between Parent and Rightside, dated as of March 27, 2017, and amended as of May 25, 2017.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO.